

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 9, 2017

Robert McDermott
President
iMedicor, Inc.
13506 Summerport Parkway #160
Windermere, FL 34786

   Re: iMedicor, Inc.
     Preliminary Information Statement on Schedule 14C as revised on June 7,
     2017 to Schedule 14A
     Filed April 3, 2017
     File No. 000-52765

Dear Mr. McDermott:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Barbara C. Jacobs

          Barbara C. Jacobs
          Assistant Director
          Office of Information
          Technologies and Services

cc: Samuel B. Fortenbaugh